

September 13, 2021

Sean Peace
Manager
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, NC 27604

> **Re: RoyaltyTraders LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 27, 2021**
> **File No. 024-11532**

Dear Mr. Peace:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

Amendment No. 2 to Form 1-A filed August 27, 2021

Summary
The Offerings, page 3

1. Please explain why you consider the Royalty Share Units to be debt instruments or remove the disclosure stating they are debt instruments.

Plan of Distribution and Selling Securityholders

After the Auction, page 16

2.   We note your disclosure that "'winning' bidders" will have "reserved" a number of Royalty Share Units based on their auction bids. Please provide your analysis as to how the auction complies with Securities Act Rule 255(a) which prohibits the solicitation of any commitment, binding or non-binding, until the qualification of the offering statement.

Securities Being Offered

Distributions to Holders of Royalty Share Units, page 30

3.   We note your disclosure that distributions are made at the end of the calendar quarter. However, in your example, you list April 30, 2022 as the end of a quarter. Please reconcile.

Part III - Exhibits, page 32

4.   It appears that you have completed the auction process for the "Hit the Quan" royalties. Please file the materials provided to potential purchasers of Royalty Share Units under Rule 255 of Regulation A in connection with that auction process, including any information regarding priority for "winning bidders," or explain why you believe those materials are substantively the same as materials previously filed with the offering statement. Refer to section 13 of Item 17 on Form 1-A.

 Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson